Mail Stop 4561
Via fax – (952) 890-7451

March 12, 2009

Richard Pomije
Chief Executive Officer
DigitalTown, Inc.
11974 Portland Ave.
Burnsville, MN 55337

> **Re:** **DigitalTown, Inc.**
> **Form 10-K for the Fiscal Year Ended February 29, 2008**
> **Filed May 27, 2008**
> **Form 10-K/A for the Fiscal Year Ended February 29, 2008**
> **Filed February 13, 2009**
> **Form 10-Q for the Quarterly Period Ended August 31, 2008**
> **Filed October 14, 2008**
> **Forms 10-Q/A for the Quarterly Period Ended May 31, 2007 and**
> **August 31, 2007**
> **Filed January 14, 2008**
> **File no. 0-27225**

Dear Mr. Pomije:

We have reviewed your response letter dated February 13, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 27, 2009.

Form 10-K for the Fiscal Year Ended February 29, 2008

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 7

1.      We refer to your response to our prior comment 5.  As sales of stock under subscription agreements provided a significant source of capital for the period being reported upon, you should discuss the stock subscription receivables due for each period covered by the report and the payments received during the periods covered by the report.  Further, you should clarify the extent to which the amounts received by DigitalTown in the applicable periods were the result of its participatory right in the proceeds of the resales by subscribers, indicate the dollar amount of any "downside protection" provided to subscribers during the applicable periods and explain how the downside protection is conferred.  Please also tell us whether DigitalTown exercised its rights to charge up to 4% interest on the subscription amounts and, as applicable, describe the effect of any such charges.  In your response letter, provide the information sought by this comment on a quarterly basis for the quarters beginning January 1, 2006.

2.      It appears that the shares issued during the most recently completed three-year period under subscription agreements (the 1.1 million shares to Tom Pomije) were not issued pursuant to a registration statement under the Securities Act of 1933.  However, we are unable to locate a Form 8-K reporting the unregistered securities sale.  Please provide your analysis in this respect and ensure you have submitted all required Forms 8-K.

3.      We refer to your response to our prior comment 6 and reissue that comment as it relates to the nature of the arrangement between DigitalTown and the investors.  Specifically, please tell us about the arrangement with the initial purchasers of the stock subscription shares as it relates to the subsequent sales to the "other subscription holders" referenced in your response to our prior comment 6.  Please also tell us the exemption from registration relied upon by (i) DigitalTown in issuing the securities to the initial purchasers, and (ii) the initial purchasers in their sales of shares to the "other subscription holders."  Explain the basis for your belief that the exemption relied upon in each case was available.

4.      Please tell us the names of the shareholders that sold the 827,092 shares to the "other subscription holders," the names of the "other subscription holders" and whether any of the shareholders that purchased the 6,111,709 shares are broker-dealers.

5.      The "Confidential Binding Term Sheet" dated April 19, 2005 makes reference to the sale of convertible debentures, yet we can find no reference to these debentures in your filings or in your response letter dated February 13, 2009. Please tell us whether convertible debentures were sold.

6.      Please tell us about the arrangement described under "Line Amount" in the "Confidential Binding Term Sheet" dated April 19, 2005 pursuant to which it appears that the purchaser agreed to purchase up to $50,000 of DigitalTown securities after "free trading shares" were deposited into their account.  Please ensure that your response includes a discussion of the basis on which you determined that the "free trading shares" you reference could be delivered to the purchaser in compliance with the Securities Act.  Provide corresponding information with respect to shares issued by DigitalTown under other term sheet drawdowns against the purchase commitments.

7.      In your response letter, please tell us when the purchase price was paid in full with respect to the shares associated with each draw under the terms sheets for the subscription agreements.  Also, tell us when the related shares were resold by the subscriber.

8.      In view of the actual and contingent interests of DigitalTown in proceeds of any resales of shares issued pursuant to the subscription agreements, provide us with your reasoned analysis of whether those transactions constitute a primary distribution by the issuer.

Report of Management on Internal Control over Financial Reporting, page 11

9.      We refer to your response to our prior comment 8.  With regards to the weaknesses you label as "material weakness #1," "material weakness #2" and "material weakness #3", you state that there was no change in internal controls; however, you state that you implemented "controls" to remediate weaknesses (e.g., applying a more rigorous review of the quarterly close processes, reconciling internal stock option registers, reviewing new stock option agreements with your CEO on a quarterly basis, etc.).  Please clarify how you determined there was no change in your internal controls in light of the fact that you indicate you implemented remedial measures.

Note 3.  Intangible Assets, page 32

10.     Please explain further the following as it relates to the information provided in your response to our prior comment 19:

- You indicate that once the Company's social networking portal is developed, the Company expects the domain names to generate future cash flows. You further indicate that the Company considers the demand for your domain names to be high, considering the increased Internet traffic in the social networking area. Considering the Company's limited operating history, to date, it is unclear how you are able to support these representations. Please explain in greater detail how you considered the effects of obsolescence, demand, competition, and other economic factors specific to your industry in determining that your domain names have indefinite useful lives. Also, tell us how you considered these factors in concluding that your domain names will contribute to the Company's cash flows for an indefinite period of time.

- You also indicate that the fair value of the domain names is higher than the carrying value because of unsolicited offers to sell your domain names in excess of their carrying value and the fact that the Company's market capitalization of $62.3 million at February 28, 2008 exceeded the carrying value of these assets. Please explain further your impairment analysis and provide substantive evidence supporting your conclusion. In this regard, tell us how you considered the nature and terms of the unsolicited offers to sell the domain names in your analysis. Also, tell us if you perform your impairment analysis on an individual domain name basis. If you analyze your domain names as a group or groups then tell us how you determine the appropriate groupings.

- Please provide a list of your domain names and the values assigned to each.

Form 10-K/A for the Fiscal Year Ended February 29, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 5

11. We note your statement that your report contains "forward looking statements within the meaning of Section 27A … and Section 21E of the Securities Exchange Act of 1934 …." Section 27A(b)(1)(C) of the Securities Act of 1933 and Section 21E(b)(1)(C) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made by issuers of penny stock. Please either:

- delete any references to the safe harbors provided by the Litigation Reform Act; or

- make clear, each time you refer to the safe harbors provided by Litigation Reform Act, that the safe harbor does not apply to issuers of penny stock.

Item 15.  Exhibits, Consolidated Financial Statement Schedules, page 18

12.     Please refile exhibits 10.1, 10.3, and 23.1 in legible form.  We note that you
        omitted portions of Exhibit 10.3 from your amendment--the form of term sheet
        referenced in section 1.F. of exhibit 10.3.  We will not object if you rely on
        Instruction 2 to Item 601 of Regulation S-K to provide information that varies
        among the term sheets in a schedule.

Form 10-Q for the Quarter Ended August 31, 2008

Item 4.  Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 17

13.     We refer to your response to our prior comment 20 and to the evaluation of your
        disclosure controls and procedures on page 17 in your Form 10-Q for the period
        ended November 30, 2008.  We note your statement that the chief executive
        officer and chief financial officer concluded that DigitalTown's disclosure
        controls and procedures are effective "taking into account the limited number of
        employees."  The intended meaning and effect of this qualification to the
        conclusion concerning the effectiveness of your disclosure controls and
        procedures is unclear.  Please unambiguously state whether the required
        executives concluded that your disclosure controls and procedures were effective.

14.     We refer to your response to our prior comment 21.  Your quarterly report for the
        period ended May 31, 2008 stated that there had been no significant changes that
        were likely to materially affect your internal controls, while your response seems
        to indicate that there had been significant changes that were likely to materially
        affect your internal controls.  We would expect future quarterly reports to clearly
        identify any change in your internal control over financial reporting that occurred
        during the relevant quarter that has materially affected, or is reasonably likely to
        materially affect, your internal control over financial reporting.

Item 2.  Unregistered Sales of Equity Securities and Use of Proceeds, page 18

15.     We refer to your response to our prior comment 23.  In your response letter
        explain the factual basis upon which you base your conclusion that the exemption
        relied upon was available.

Forms 10-Q/A for the Quarter Period Ended May 31, 2007 and August 31, 2007

16.     We note your response to our prior comment 25 where you indicate that the
        Company did not file an Item 4.02 Form 8-K because the amendments were filed
        within four business days of management discovering the error.  Please note that
        an Item 4.02 Form 8-K must be filed within four business days of the event that
        triggered the filing obligation and that disclosing such information in a periodic
        report does not satisfy your reporting requirements.  Please see Question 101.01
        to the Exchange Act Form 8-K Compliance and Disclosure Interpretation
        available on our website at http://www.sec.gov/divisions/corpfin/guidance/8-
        kinterp.htm.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response.  Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review.  Please furnish a cover letter that keys your response to our comments and
provides any requested information.  Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any
questions regarding comments on the financial statements and related matters.  Please
address questions regarding all other comments to Michael Johnson, Staff Attorney, at
(202) 551-3477 and Mark Shuman, Branch Chief-Legal at (202) 551-3462.  If you need
further assistance, you may contact me at (202) 551-3499.

                                        Sincerely,


                                        Kathleen Collins
                                        Accounting Branch Chief